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January 24, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Erin Donahue

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

Re:	Primo Brands Corp

Draft Registration Statement on Form S-1

Submitted December 2, 2024

CIK No. 0002042694

To the addressee set forth above:

On behalf of our client, Primo Brands Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 27, 2024 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission by the Company on December 2, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has publicly filed the Registration Statement on Form S-1.

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 Filed December 2, 2024

Industry and Market Data, page ii

1.

We note disclosure that industry and other data was prepared by the Company, or on its behalf. Please revise to clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement. We further note disclosure that, “The accuracy and completeness of the market and economic data presented throughout this prospectus are not guaranteed and we do not make any representation as to the accuracy of such data.” As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.

January 24, 2025

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company has not commissioned any third-party data for the purpose of citing such information presented in the Registration Statement. As a result, no third-party consents are required pursuant to Rule 436. Furthermore, the Company has revised the disclosure on page iii to delete the quoted statement.

Prospectus Summary, page 1

2.

Please revise to include a description of the offering. Without limitation, your disclosure should identify the selling stockholders and quantify the number of resale shares, including the percentage of your outstanding Class A shares these represent.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 5 to include a description of the offering.

Risk Factors, page 5

3.

Please add separate risk factor disclosure to more fully discuss the constraints on your business operations resulting from the (i) restrictive covenants requiring arms’-length relations between your subsidiaries referenced on page 34 and (ii) rights of the ORCP Stockholders outlined on pages 137-38. Include an assessment of the material related risks to you and investors.

Response: The Company respectfully notes the Staff’s comment and has revised the risk factor disclosure on pages 23 and 37.

We may issue additional shares of Class A common stock through future offerings...., page 20

4.	Please remove or revise the final sentence of this risk factor, which appears to relate to the past closing of the Transaction.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 21 to remove the final sentence from the risk factor.

Our ability to use certain tax attributes may become subject to limitation, page 28

5.

We note disclosure indicating that the Section 382 limitation applies if you experience the ownership change described. Please revise to clarify whether the Transaction and/or this offering has resulted or is expected to result in such an ownership change. Revise prospective or hypothetical disclosure as appropriate to reflect actual or expected outcomes, including quantification to the extent possible.

Response: The Company respectfully notes the Staff’s comment and has revised page 31 to clarify that the Transaction is expected to result in an “ownership change” and to reflect the expected outcomes resulting from the Transaction and/or this offering and include the quantification of such outcomes.

January 24, 2025

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum...., page 28

6.	Please revise for consistency with disclosure on page 142, which indicates your exclusive forum provision will not apply to suits brought to enforce the Exchange Act.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 30 for consistency with the disclosure on page 178.

Risks Related to Our Indebtedness, page 30

7.

Please revise hypothetical disclosure here and in the summary (e.g., “[W]e may not be able to generate sufficient cash flows from operations”) for consistency with disclosure on page 73 that “[W]e do not expect to generate sufficient cash from operations to repay at maturity the entirety of the then-outstanding balances of our indebtedness.” Discuss the material risks related to your anticipated lack of cash to repay indebtedness. In addition, please discuss in your MD&A or another appropriate location whether and how material terms governing BlueTriton’s and Primo Water’s respective debt have been or will be adjusted as a result of the Transaction.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 32 and 35 for consistency with the disclosure on page 76. The Company has further revised pages 32 and 35 to discuss the material risks related to its anticipated lack of cash to repay indebtedness. Furthermore, the Company has revised pages 71 and 83 to clarify that the material terms governing BlueTriton’s and Primo Water’s respective debt have not been, and are not expected to be, adjusted as a result of the Transaction.

Our credit ratings will be subject to ongoing evaluation, page 31

8.	Please update to disclose the status and outcome of your credit rating applications.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 34. The Company respectfully advises the Staff that Triton Water Holdings, Inc., the issuer of BlueTriton’s senior notes, received an upgraded credit rating as a result of the Transaction. There has not been a change in the credit rating of Primo Water Holdings Inc. as a result of the Transaction.

Use of Proceeds, page 37

9.	Please revise to quantify the amount of proceeds you will receive upon the exercise of options, including assumptions as needed.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 40 to quantify the amount of proceeds it will receive upon the exercise of options, including related assumptions.

Dividend Policy, page 39

10.

We note disclosure that you expect to make quarterly cash dividends. Please revise this section to more fully discuss the dividend restrictions or limitations in debt agreements referenced on pages 32 and 34. In addition, please revise your risk factor disclosure as appropriate for consistency with your stated dividend policy. For instance, we note disclosure on page 22 that indicates the only way for stockholders to realize any return on investment is through selling shares.

January 24, 2025

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 23, 24, and 42 for consistency with its stated dividend policy and to more fully discuss the dividend restrictions or limitations in its debt agreements.

Anticipated Accounting Treatment, page 41

11.

We note your disclosure that you have determined that BlueTriton is the accounting acquirer in the business combination transaction. We also note that Primo Brands issued common shares and other equity instruments to Primo Shareowners and associates such that, upon Closing, former BlueTriton shareholders owned 57% of the Fully Diluted Shares and former Primo Shareowners and associates owned 43% of the Fully Diluted Shares. Please revise to provide additional considerations used in the determination of the accounting acquirer. In this regard we note that management of the new company including the CEO and CFO are from legacy Primo, and the estimated fair value of the transaction was based on the market price of the Primo shares.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 44.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 45

12.

Please refer to transaction adjustment 5(g). We note your disclosure that Primo Water’s incremental advisory, legal, accounting, and other professional fees not included in the Transaction Accounting Adjustments are estimated at $68.0 million. Please explain to us how Primo Water’s transaction costs were accounted for in the pro forma financial statements and why they do not appear to be included in the Transaction Accounting Adjustments.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that its interpretation of the presentation of the pro forma financial information was made in light of the Staff’s remarks at the 2022 AICPA & CIMA Conference on Current SEC and PCAOB Developments, where the Staff addressed the treatment of transaction costs in pro forma financial information for a business combination. The Company understands that the Staff noted that the accounting for such costs depends on which entity incurred them, whether they were reflected in the historical financial statement periods presented, and whether they were incurred in periods after the historical periods. For transaction costs applicable to the acquiree (in the case of the Transaction, Primo Water), the Company understands that the Staff’s position at the conference was that any costs that were reflected in the historical income statement periods presented should remain as presented and that no pro forma adjustments were needed for transaction costs incurred by the acquiree in periods after the historical financial statements periods presented, because the pro forma financial information is intended to present the Company’s accounting for the transaction, which does not include the acquiree’s transaction costs. In light of these clarifying remarks, we concluded that no pro forma adjustment was required to include the $68.0 million transaction costs incurred by the acquiree (Primo Water) after the historical period. However, considering the magnitude of the amount, the transaction costs incurred by the acquiree (Primo Water) were disclosed in Note 5(g).

January 24, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BlueTriton Results of Operations, page 57

13.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in net sales, cost of sales, segment net sales, and segment operating income were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your gross profit and income from operations.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 60 to 68 and 74.

Business, page 109

14.

Please revise this section to more fully discuss your business and operations, including whether and how you expect these to be integrated or otherwise affected by the Transaction. Without limitation, address the following items:

•	Disclose material terms of your arrangements with suppliers, producers, distributors, and customers.

•

More fully discuss your sources of water supply, referred to on page 10 as “company-owned, leased, or purchased natural springs at over 90 uniquely located sites.” Include information on owned versus leased sources, and identify any material dependency on single-sources and/or geographic concentration of supply.

•	Clarify the geographic locations of your operations and markets, identifying their relative importance. In this regard, we note references to the United States, Canada, United Kingdom, and Israel.

•

Discuss the plans to expand your digital platform and e-commerce methods referenced on page 12, including your expected timetable and obstacles to overcome. Further clarify the extent to which e-commence has affected or is expected to affect relationships with retail customers, as referenced on page 14.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 112 to 113 and 116 to 117 to more fully discuss its business and operations. In particular, the Company has revised page 112 to clarify the geographic locations of our operations and markets are primarily located in the United States and Canada and to disclose that our net sales in the U.S. and Canada accounted for approximately 97% and 3%, respectively, of our total net sales for the nine months ended September 30, 2024.

15.	We note your reference to “billion-dollar brands.” Please revise to clarify the meaning and disclose the basis for this claim, including quantitative criteria.

January 24, 2025

Response: The Company respectfully notes the Staff’s comment has revised its disclosure on pages 1 and 112 to clarify the meaning of this phrase and disclose the underlying basis and quantitative criteria.

Legal Proceedings, page 115

16.

Disclosure here indicates you are not currently a party to any legal proceedings that “would have a material adverse effect on our business, financial condition, and results of operations,” while disclosure on page 25 indicates you have inherited various litigation claims and legal proceedings “which may be material to our business if they are decided against us.” Please revise to reconcile this apparent inconsistency. Discuss material legal proceedings to which you are subject, identifying the claims and underlying basis, and quantify related provisions.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on page 27 for consistency and to discuss material legal proceedings to which it is subject.

Management, page 116

17.

We note disclosure regarding the composition of your board. Please revise to clarify whether the Stockholders Agreement requirements apply only to your initial board following the Transaction (as page 120 appears to indicate), or will apply to future boards (as page 116 appears to indicate). Additionally identify, by footnote or otherwise, each director as an ORCP Designee or Unaffiliated Director.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 122 and 125 to 126.

Primo Brands Audited Financial Statements

Notes to the Audited Financial Statements

Note 4. Subsequent Events, page F-8

18.

We note your disclosure on page F-9 of unaudited pro forma results which include net sales and net income (loss) amounts as if the business combination had occurred on January 1, 2023. We also note that the periods presented are for the three and nine months ended September 30, 2024 and September 30, 2023. Please tell us how your disclosure complies with the guidance in ASC 805-10-50-2(h)(3) and Article 11-02 of Regulation S-X. Please advise or revise accordingly.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the pro forma presentation in Note 4, as required by ASC 805, considers the inception to date nature of the standalone financial statements of Primo Brands Corporation for the period preceding the transaction that resulted in Primo Brands Corporation becoming successor issuer to Primo Water Corporation and BlueTriton, as the accounting acquirer, becoming the predecessor for financial reporting purposes.

Because future filings will be comparative due to the inclusion of the historical results of BlueTriton, we considered the pro forma disclosure requirements under ASC 805-10-50-2(h)(3) rather than ASC 805-10-50-2(h)(2) and the actual period included in the Primo Brands Corporation financial statements (June 10, 2024 to September 30, 2024) in determining the periods to present. We elected to present the three months ended September 30, 2024 to approximate the period from

January 24, 2025

inception to date for Primo Brands Corporation on a stand-alone basis and the nine months ended September 30, 2024 to reflect the year-to-date 2024 period consistent with ASC 805-10-50-2(h)(3). Following through on the guidance in ASC 805-10-50-2(h)(3), we presented the same periods for the prior year as comparative. We considered presenting the prior year similar to the Article 11 pro forma financial information included elsewhere in the document, but concluded that the directly comparable prior period information was more consistent.

Triton Water Parent, Inc.

Notes to Consolidated Financial Statements

Note 18 - Segments, page F-43

19.

We note your disclosure on page F-22 that one customer made up approximately 25% of net sales in each of the two years ended December 31, 2023 and approximately 30% of net sales for the period February 3, 2021 to December 31, 2021. Please revise to disclose the identity of the segment(s) reporting the revenues from such customers pursuant to ASC 280-10-50-42.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on page 79. The Company further undertakes to update the applicable disclosure in its future financial statements.

General

20.

We note that you are registering 206,040 shares of Class A common stock that are issuable upon the exercise of options held by former Primo Water employees to purchase (i) up to 86,130 shares pursuant to the Legacy Primo Water Corporation Equity Incentive Plan and (ii) up to 119,910 shares pursuant to the Legacy Primo Water Corporation 2018 Equity Incentive Plan, referred to as “Option Shares.” We further note that you filed a Form S-8 on November 8, 2024, to register options and underlying shares, including pursuant to these plans. Please tell us why you are seeking to register the Option Shares on this registration statement rather than on Form S-8, or revise accordingly.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the options related to the 206,040 shares of Class A common stock that are being registered on the Registration Statement were issued to individuals who were former employees of the public company Primo Water Corporation and were not issued to them while they were employed by the Company. Based on CD&I 126.14, the Company does not believe that a Registration Statement on Form S-8 is available to register the issuance of its Class A common stock underlying the aforementioned options held by such individuals.

21.

We note that the ORCP or Sponsor Stockholders own 49% of your Class A shares and 100% of your Class B shares, representing 57.7% of your voting power, and have certain consent and other rights. Please disclose whether you are currently, or following the Beneficial Ownership Sunset Time will be, considered to be a controlled company and, if so, (i) whether you intend to take advantage of the controlled company exemptions under the NYSE rules and (ii) whether and when you will cease to be a controlled company as a result of resales pursuant to the registration statement. Include related risk factor disclosure as appropriate.

January 24, 2025

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 23 to 24 and 125 to 126 to reflect that, assuming the conversion of all of the shares of the Class B common stock by the selling stockholders into shares of Class A common stock, the Company would be considered a “controlled company”, but the Company does not currently expect to avail itself of any of the controlled company exemptions.

22.

Please update information throughout to speak as of the date of your registration statement. For instance, and without limitation, we note disclosure provided as of September 30, 2024, regarding compliance with restrictive covenants (within MD&A) and with respect to human capital, beneficial ownership, and related party transactions.

Response: The Company respectfully notes the Staff’s comment and has made appropriate revisions to its disclosure throughout the Registration Statement.

23.

We note your disclosure in the Plan of Distribution section that the selling stockholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding.

* * * *

January 24, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague Charles Cassidy at (202) 637-2176.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht
of LATHAM & WATKINS LLP

cc:	Robbert Rietbroek, Chief Executive Officer and Director, Primo Brands Corporation

Marni Morgan Poe, General Counsel and Corporate Secretary, Primo Brands Corporation

R. Charles Cassidy III, Latham & Watkins LLP